UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

2Q12 Results / July 31st 2012 Ángel Cano, BBVA's President & Chief Operating Officer Madrid, July 31st 2012 Second quarter results 2012

2Q12 Results  / July 31st 2012

Disclaimer
This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications.
This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities
Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and others factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and estimates.
This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the  Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission.
Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing
Restrictions.

2Q12 Results  / July 31st 2012

Quarter highlights
1 2
3 4
Recurring revenues are
growing
Strong operating income: a
major factor in absorbing
negative impacts
Organic generation of
capital and EBA
compliance
Risk indicators
are stable
Solid fundamentals that shine in the present
European banking context

2Q12 Results  / July 31st 2012
4
Strong net interest income ...
Net interest income
BBVA Group
€m
Net interest income
BBVA Group
1H12 by market type
Developed
Emerging
Net interest income
BBVA Group
Yr-on-yr change.  Constant €
Balanced diversification
Cycle management
Buoyant
Resilience
+16.4%
3,215
3,286
3,485
3,597
3,744
2Q11 3Q11 4Q11 1Q12 2Q12
1.0%
19.9%
Developed
Emerging

44%
56%

2Q12 Results  / July 31st 2012

... and strong recurring gross income ...
Recurring gross income
BBVA Group
€m
5,162 4,627 5,515 5,447 5,960
Gross
income
NTI + div.
+13.6%
4,566
4,602
4,869
5,053
5,188
595
25
646
394
773
2Q11 3Q11 4Q11 1Q12 2Q12

2Q12 Results  / July 31st 2012

13.1%
9.4%
9.0%
Recurring
gross income
Gross income Costs
Yr-on-yr change
Constant €
-0.6%
-2.0%
Recurring gross
income
Costs
21.3%
16.0%
Recurring gross
income
Costs
Gross income vs costs
BBVA Group
Yr-on-yr change
Developed mkts
Emerging mkts
... growing faster than costs
• Efficiency improves – and  leadership
positions maintained vs. peer group
• Capitalizing on the investment plans
of earlier quarters
Yr-on-yr change
Constant €

2Q12 Results  / July 31st 2012

Solid operating income, maintaining a higher level ...
Recurring operating income
BBVA Group
€m
NTI + Div.
Operating
income
2,683 2,166 2,863 2,862 3,272
2,088
2,141
2,217
2,468
2,499
595
25
646
394
773
2Q11 3Q11 4Q11 1Q12 2Q12
+19.7%

2Q12 Results  / July 31st 2012

... the key factor to face a greater provisioning
impact ...
Loan-loss and real-estate provisioning
BBVA Group
€m
Operating income / loan-loss and real-
estate provisioning
BBVA Group
no. of times
1,286
1,236
Risk
premium
1.3 1.2 1.2 2.4
2,395
RDL
related
2.5 2.5
Excl. RDL
related
1,191
1,061
1,123
1,335
95
175
174
1,060
Quart. Avge. Quart. Avge.
2010 2011
1Q12 2Q12
1,297
2.3
2.2
2.2
1.4
Quart. Avge. Quart. Avge.
2010 2011
1Q12 2Q12

2Q12 Results / July 31st 2012 9 ... mainly in regard to royal decrees RDL 2/12 RDL 18/12 €2,869m €1,768m Impact Note: figures before tax. €1,434m Provisioned Difference €3,203m €4,637m Total

2Q12 Results  / July 31st 2012

In summary: a solid income statement
€m
Impact in 2012 of provisioning required by royal
decrees is manageable
Net attributable profit excluding effect of RDLs €2,374m  (-5.1%)
BBVA Group
Accum.
Growth
1H12 / 1H11
1H12 Abs. %
Net nterest income 7,340 + 951 14.9
Gross income 11,407 + 982 9.4
Operating income 6,134 + 547 9.8
Provisions RDL related -1,234 - 1,003 433.5
Rest of provisions -2,796 - 583 26.4
Income before tax 2,104 - 1,039 - 33.1
Net attributable profit 1,510 - 829 - 35.4

2Q12 Results  / July 31st 2012

Good risk performance
NPAs – net balance
BBVA Group
€Bn
NPA & coverage ratios
BBVA Group
%
Coverage ratio
NPA ratio
61
60
61 60
66
4.0
4.1
4.0
4.0
4.0
Jun.11 Sep.11 Dec.11 Mar.12 Jun.12
15.8
16.0 15.9
16.1
16.5
Jun.11 Sep.11 Dec.11 Mar.12 Jun.12

2Q12 Results  / July 31st 2012

Core capital ratio (EBA)
BBVA Group
%
Organic generation of capital and compliance with
EBA requirements
7.1
8.7
9.0 9.2
+0.1
+0.1
Sep.11 Dec.11 Mar.12 Organic gen. Rest Jun.12
Based on Basel 2.5 the core capital ratio is 10.8%
after a 50bp increase in the first half
Deficit /
surplus
-€6.3bn +€0.6bn
Note: rest includes behavioural models

2Q12 Results  / July 31st 2012

Sound liquidity position
Euro balance
sheet
Non-euro regions
Debt redemptions in 2012/13
already covered
Ample collateral available to
absorb liquidity shocks
Financially independent sub-
sidiaries: no transfers of liquidity
No wholesale structural
finance needs
Market access
Internal liquidity ratios improve
1
2
3
1
2
3

2Q12 Results  / July 31st 2012

Summary: solid fundamentals ...
Recurring gross
income
Recurring gross
income
Resilient
earnings
Solid
foundations
Diversified
revenues
Diversified
revenues
Recurring operating
income
Recurring operating
income
Operating income /
provisioning
Operating income /
provisioning
+13.1
%
Year-on-
year
56%
Emerging
mkts
+17.8%
Year-on-year
1.4
Times (2Q12)
Capital
9.2%
Stable + 5 pts
Liquidity
Internal ratios improve
Risk (%)
EBA ratio
+50 bp +€6.9bn
EBA since Sep.11
NPA ratio Coverage ratio improves
Capital 1H12

2Q12 Results / July 31st 2012 15

2Q12 Results  / July 31st 2012

Spain
• Risk premium at record high
• IBEX35 at 2003 levels
• Rating review
• Adjustment plans
• Target deficit window widens
• Structural reforms
• Restructuring of financial system
Lack of confidence . . . . . . but progress is made

2Q12 Results  / July 31st 2012

Household debt
Residential construction sector
Balance of payments
-8.2 pts
Since Nov.09 peak
4.3%
of GDP
At 1997 levels
From
-9.6%
in 2008 to
-3.5% in
2011
of GDP
Labour productivity
+12%
since the start of the crisis
It will take time for the market to recognize these improvements
Spain:  progressive correction of the imbalances
that led to the crisis

2Q12 Results  / July 31st 2012

Appropriate price management offsets business weakness
in an adverse environment
Net interest income
€m
2,211
2,300
1H11 1H12
+ 4.0%
Spain:  positive trend of net interest income
Customer spread (excluding markets)
%
1.76
2.07
1H11 1H12

2Q12 Results / July 31st 2012 19 Spain: strict cost controls and strong operating income Costs €m Recurring operating income €m 1,782 1,864 1H11 1H12 1,391 1,353 1H11 1H12 -2.8% +4.6%

2Q12 Results  / July 31st 2012

Spain: slight uptick in NPAs and NPA ratio ...
NPAs – net balance
€Bn
Coverage ratio
NPA ratio
NPA & coverage ratios
%
11.2
11.3
11.2 11.3
11.8
Jun.11 Sep.11 Dec.11 Mar.12 Jun.12
Jun.11 Sep.11 Dec.11 Mar.12 Jun.12
43 42
44
43
50
4.7
4.9  4.8
4.9
5.1

2Q12 Results  / July 31st 2012

Spain: ... with focus in developer and SMEs
Developer
Developer
SMEs
SMEs
NPA ratio of other headings is stable
Jun. 12
Change Jun.12  vs. Dec.11
Exposure NPA ratio Coverage ratio
13,874
(-7%)
34.2%
(+613 bp)
24,781
(-5%)
6.9%
(+123 bp)
46%
(+17 pp)
38%
(-6 pp)

2Q12 Results  / July 31st 2012

Spain: income statement
€m
Net attributable profit ex provisions RDL related
RESULTADO ATRIBUIBLE AL GRUPO
567 - 382 -40.2
Net attributable profit includ. provisions RDL related
RESULTADOS ANTES DE IMPUESTOS
-221 - 1,116 n.s.
Income before tax ex provisions RDL related
RESULTADOS ANTES DE IMPUESTOS
809 - 539 -40.0
Operating income
MARGEN NETO
1,964 - 79 -3.9
Net nterest income
MARGEN DE INTERESES
2,300 + 89 4.0
Gross income MARGEN BRUTO 3,316 - 118 -3.4
Spain
Accum.
Growth
1H12 / 1H11
1H12 Abs. %

2Q12 Results  / July 31st 2012

288
337
1H11 1H12
217
439
321
320
1H11 1H12
EurAsia: revenue is balanced and growing
Gross income – rest of Europe
€m
Gross income - Asia
€m
Turkey
Rest of
Europe
+17.1%
538
+41.0%
759
Breakdown of gross income - EurAsia
%
31%
29%
40%
Asia
Rest of Europe
Turkey

2Q12 Results  / July 31st 2012

EurAsia: income statement
€m
EurAsia
1H12 / 1H11
1H12 Abs. %
Growth
Accum.
Net nterest income 382 + 77 25.3
+ 270 32.7
727 + 165 29.2
Gross income
Operating income
MA
1,096
Income before tax
RE
630
Net attributable profit
RE
576 + 129 28.9
+ 116 22.6

2Q12 Results  / July 31st 2012

Mexico: buoyant activity with wider spreads
Cust. funds:
+8.8%
Current+
savings
Time
Balance sheet customer deposit mix
%
Lending:
+10.7%
Balanced growth of lending . . .
Year-on-year change
Average balances
31
27
69
73
Jun.11 Jun.12
. . . with improvements in
structure of retail deposits . . .
12.9
5.4
10.7
Retail SMEs &
Govt
CIB
2 million new customers in the last year

2Q12 Results  / July 31st 2012

2,524
2,755
1H11 1H12
1,854
2,016
1H11 1H12
Mexico: new record for quarterly revenue
Net interest income
Constant €m
+8.7%
Gross income: +4.3%
Recurring gross income
Constant €m
+9.1%
Net fee income: +5.1%

2Q12 Results  / July 31st 2012

Mexico: risk indicators are stable
Risk premium
Quarter-by-quarter
(%)
NPA ratio
(%)
3.5
3.6
3.2
3.5
3.3
Jun.11 Sep.11 Dec.11 Mar.12 Jun.12
134
128
120
116
111
3.6
3.7  3.7
3.8
4.0
Jun.11 Sep.11 Dec.11 Mar.12 Jun.12
Coverage ratio
NPA ratio

2Q12 Results  / July 31st 2012

Mexico: income statement
Constant €m
Net profit excluding NTI: +15.3%
Mexico
Growth
1H12 / 1H11
1H12 Abs. %
Accum.
Net nterest income 2,016 + 162 8.7
Gross income 2,877 + 120
MA
1,786 Operating income
0.4
+ 24 1.4
4.3
Income before tax
RE
1,144 + 5
+ 20 2.4 Net attributable profit
RE
865

2Q12 Results  / July 31st 2012

South America: buoyant business and excellent net
interest income ...
Net interest income
Quarter-by-quarter
Constant €m
Lending
+23.7%
+23.7%
Balance
sheet funds
Business activity
yr-on-yr growth of average balances
1 million new customers
in the last year
Market share
Year-on-year change
Loans to
individuals
+28 bp
+33 bp
Total
deposits
1,544
1,977
1H11 1H12
+28.0%

2Q12 Results  / July 31st 2012

South America: ... reflected in other items on the
income statement
Gross income
Constant €m
2,281
2,779
1H11 1H12
+21.9%
1,269
1,622
1H11 1H12
Operating income
Constant €m
New record for quarterly gross income
+27.8%

2Q12 Results  / July 31st 2012

South America: improvement in efficiency and the best
risk indicators in the Group
NPA & coverage ratios
(%)
138
140
146
141 139
2.4
2.3
2.2 2.3
2.3
Jun.11 Sep.11 Dec.11 Mar.12 Jun.12
Coverage ratio
NPA ratio
Cost / Income
(%)
44.7
41.7
1H11 1H12
Cum. risk
premium
1.3 1.3 1.3 1.0
-3.0 pts
1.1

2Q12 Results  / July 31st 2012

South America: income statement
Constant €m
South America
Growth
1H12 / 1H11
1H12 Abs. %
Accum.
Net nterest income 1,977 + 433 28.0
Gross income 2,779 + 499
MA
1,622 Operating income
29.0
+ 353 27.8
21.9
Income before tax
RE
1,312 + 295
+ 140 24.8 Net attributable profit
RE
703

2Q12 Results  / July 31st 2012

-1.0
0.6
4.2
6.7
11.2
Jun.11 Sep.11 Dec.11 Mar.12 Jun.12
United States: lending extends upward trend and
improvements in funding mix
24
21
76
79
Jun.11 Jun.12
+5.4%
-13.2%
Current +
savings
Time
Balance sheet customer deposit mix
(BBVA Compass)
%
CAGR
Lending (BBVA Compass)
Year-on-year change
% average balances

2Q12 Results  / July 31st 2012

United States: the retail sector is buoyant and
business, excluding one-offs, is strong ...
Net interest income
Constant €m
-3.4%
Costs
Constant €m
Operating income
Constant €m
800
783
1H11 1H12
-2.2%
489
443
1H11 1H12
-9.4%
* Excludes regulatory impact and Guaranty loan portfolio attrition
879
849
1H11 1H12
Cost control
Local business: +6.4%
Excluding one-offs*:
+8.7%

2Q12 Results  / July 31st 2012

United States: provisioning continues to fall
Loan-loss provisions
(Constant €m)
209
53
1H11 1H12
-74.7%
64
67
69
73
75
82
4.3
4.0
3.8
3.5
3.2
2.8
Mar.11 Jun.11 Sep.11 Dec.11 Mar.12 Jun.12
NPA & coverage ratios
(%)
Coverage ratio
NPA ratio
Cum. risk
premium
1.0 0.3

2Q12 Results  / July 31st 2012

United States: income statement
Constant €m
U.S.A.
Growth
1H12 / 1H11
1H12 Abs. %
Accum.
Net nterest income 849 - 30 -3.4
Gross income 1,226 - 63
MA
443 Operating income
31.2
- 46 -9.4
-4.9
Income before tax
RE
358 + 85
+ 48 24.2 Net attributable profit
RE
245

2Q12 Results  / July 31st 2012

CIB: despite a highly complex quarter wholesale
banking displays great resilience ...
1,392 1,395
1H11 1H12
Gross income
Constant €m
Net attributable profit
Constant €m
644
553
1H11 1H12
+0.2%
-14.2%

2Q12 Results  / July 31st 2012

0% 0%
36%
14%
11%
17%
22%
0%
0% 0%
27%
27%
1%
27%
18%
0%
CIB: . . . by leveraging revenue diversification . . .
Gross income by region
1H12 , %
USA
EurAsia
Mexico
South America
Spain
Gross income by product
1H12 , %
Global
transactional
banking
Global lending
Corporate
finance
Rates
Other global
markets
85% of income is generated by our customer franchise
Note: other global markets include credit, FX and equities

2Q12 Results  / July 31st 2012

Quarter highlights
Recurring revenues are
growing
Strong operating income: a
major factor in absorbing
negative impacts
Organic generation of
capital and EBA
compliance
Risk indicators are stable
Solid fundamentals that shine in the present
European banking context
1
3
2
4

2Q12 Results / July 31st 2012 Ángel Cano, BBVA's President & Chief Operating Officer Madrid, July 31st 2012 Second quarter results 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: August 1, 2012	By:	/s/ Eduardo Ávila Zargoza
	Name:	Eduardo Ávila Zargoza
	Title:	Chief Accounting Officer